UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-16499

Sunrise Senior Living, Inc.

(Exact name of registrant as specified in its charter)

7900 Westpark Drive

McLean, Virginia 22102

(703) 273-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

Rights to Purchase Series C Junior Participating Preferred Stock, $0.01 par value per share

Rights to Purchase Series D Junior Participating Preferred Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sunrise Senior Living, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUNRISE SENIOR LIVING, LLC (successor by conversion to Sunrise Senior Living, Inc.)

By:	/s/ C. Marc Richards
Name:	C. Marc Richards
Its:	Chief Financial Officer

Date: January 22, 2013